Mail Room 4561

Bernard C. Bailey
Chief Executive Officer
Viisage Technology, Inc.
296 Concord Road, Third Floor
Billerica, MA 01821

> **Re:** **Viisage Technology, Inc.**
> **Amended Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Quarter Ended April 3, 2005**
> **Form 10-Q for the Quarter Ended July 3, 2005**
> **Form 10-Q for the Quarter Ended October 2, 2005**
> **File No. 0-21559**

Dear Mr. Bailey:

We have reviewed your supplemental response to our comments issued in a letter dated September 27, 2005, and have the following comments.

General

1. We are unable to assess your proposed response to prior comment 2, which should be provided with an amendment to the registration statement.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 81

2. Please refer to prior comment 4 from our letter dated September 27, 2005. We are unable to concur in your apparent belief that filing your 2004 Form 10-K over three months late is not indicative of a material weakness in your disclosure controls and procedures. Additionally, we are unable to concur that a discussion of the reasons for the delay and how management evaluated its failure to submit a timely annual report in evaluating the effectiveness of the company's disclosure controls and procedures is not material to investors. Since one element of

disclosure controls and procedures is the filing or submission of reports within the time periods specified in the Commission's rules and forms, your revised disclosure should address whether management's inability to not to fulfill the filing requirements of Rule 13a-13 is a material weakness in the design of your disclosure controls and procedures as defined in Rule 13a-15(e). This comment also applies to your Form 10-Q for the quarter ended April 3, 2005.

3.   Please refer to prior comment 5 from our letter dated September 27, 2005. We note your response to our prior comment. Please include a cross-reference to this disclosure in your amended filing. Also, revise to include the information on capital expenditures provided in your response.

Changes in Internal Controls, page 82

4.   Please refer to prior comment 6 from our letter dated September 27, 2005. We note your response that disclosure responsive to our comment was provided in Item 8. However, Item 308(c) of Regulation S-K requires you to disclose any change to internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You should revise your disclosure to identify the specific remedial actions described in Item 8 that you consider changes to internal controls over financial reporting, since it is unclear from your current disclosure. This comment also applies to your Item 4 disclosure in your Forms 10-Q for the quarters ended April 3 and July 3, 2005.

Form 10-Q for the Quarter Ended April 3, 2005

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

5.   Please refer to prior comment 7 from our letter dated September 27, 2005. We note your response that your determination regarding your remediation efforts will not be definitive until you complete all your documentation and testing for 2005 and receive your auditor's assessment of your internal controls. Please note that our comments focus on your disclosure regarding the evaluation of your disclosure controls and procedures required by Item 307 of Regulation S-K, not

the evaluation of your internal controls over financial reporting required by Item 308. Therefore, your discussion of the material weaknesses in your disclosure controls and procedures existing as of the end of the period should take into account the remedial actions taken in this and previous periods and should clarify the reasons why your principal executive and principal financial officers, or persons performing similar function, have concluded that such material weaknesses in your disclosure controls and procedures continues to exist after the remedial measures described where in place. You should clarify actions taken in the quarter ended April 3, 2005, separately from previous remedial actions and subsequent remedial actions. Revise to disclose any material costs you have incurred on such remedial actions similar to that provided in your response letter. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

Changes in Internal Controls, page 37

6.   Although we note your response to prior comment 8 from our letter dated September 27, 2005, we continue to believe that your disclosure should be revised to address our prior comment. Please expand your disclosure on the remedial actions you are taking to describe how such actions address the identified material weaknesses. For example, describe the types of general IT controls that were identified and implemented in the first quarter of 2005 to address your inadequate or ineffective control processes around your IT systems. Identify the other general IT controls you plan to implement in 2005. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

Form 10-Q for the Quarter Ended July 3, 2005

Item 4. Disclosure Controls and Procedures

Changes in Internal Controls, page 32

7.   With respect to prior comment 10 from our letter dated September 27, 2005. Our comments focus on the evaluation of your disclosure controls and procedures by your principal executive and principal financial officers and their conclusions as to the effectiveness of such disclosure controls and procedures. While we acknowledge the extensive overlapping of disclosure controls and procedures and internal controls over financial reporting, if your principal executive and principal financial officers believe that you no longer have a significant deficiency that constitutes a material weakness in your disclosure controls and procedures with respect to the lack of accounting resources then you should revise your disclosure accordingly. Since it appears that the remedial measures described all occurred

prior to the beginning of the period covered by this report, tell us if your principal executive and principal financial officers believe this material weakness still existed at the end of the period covered by this report.

Form 10-Q for the Quarter Ended October 2, 2005

Item 4. Disclosure Controls and Procedures

Changes in Internal Controls, page 35

8.   We note your disclosure that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met;" that "[b]ecause of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected;" and that "there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." Please tell us whether you *designed* your disclosure controls and procedures to provide reasonable assurance of achieving their objectives and whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were not effective at such reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8283. Please confirm that you will take this comment into consideration in preparing your future disclosure or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Moreover, your future Item 4A disclosure should clarify the term "control systems," as referring to disclosure controls and procedures, to internal controls over financial reporting, or to both.

9.   Please confirm that the disclosed "steps" taken during the quarter ended October 2, 2005, were changes to internal controls over financial reporting that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our

Bernard C. Bailey
Viisage Technology, Inc.
January 6, 2006
Page 5

review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please contact Rebekah Toton at (202) 551-3857. If you need further assistance, you may contact me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (978) 932-2218
        Elliot J. Mark, Esq.
        General Counsel
        Viisage Technology, Inc.
        Telephone: (978) 932-2200